Date:	July 22, 2009
Contact:	William W. Traynham, Chief Financial Officer
	434-773-2242
	traynhamw@amnb.com

Traded:	NASDAQ Global Select Market	**Symbol:**	AMNB

AMERICAN NATIONAL BANKSHARES INC. REPORTS SECOND QUARTER 2009 EARNINGS AND ANNOUNCES THIRD QUARTER CASH DIVIDEND

- *Q2 net income of $1.7 million and EPS of $.28 per share*
- *Q2 net interest margin 3.84%*
- *Average shareholders' equity of $102.9 million represents 12.66% of average assets*
- *Dividend declared for Q3 of $.23 per common share*
- *AMNB added to Russell 2000*

Danville, VA -- American National Bankshares Inc. (NASDAQ: AMNB), parent company of American National Bank and Trust Company, today announced second quarter 2009 net income of $1.7 million compared to $1.8 million for the same quarter in 2008. Earnings per share, basic and diluted, were $0.28 for the 2009 quarter compared to $0.30, basic and diluted, for the 2008 quarter. This net income produced returns on average assets and average equity of 0.84% and 6.63%, respectively. For the quarter return on tangible equity was 9.40%.

Net income for the first six months of 2009 was $2.5 million compared to $4.1 million for the comparable period of 2008. Earnings per share, basic and diluted, were $0.41 for the 2009 period compared to $0.67, basic and diluted, for the 2008 period. Earnings for the 2009 period were adversely impacted by a first quarter $1.2 million pre-tax charge writing down other real estate owned.

Financial Performance and Overview

"Our second quarter net income was $1.7 million compared to $1.8 million for the same quarter a year ago. While we wish earnings could have been higher," stated Charles H. Majors, President and Chief Executive Officer, "we are pleased American National remains consistently profitable with strong capital and credit quality measures.

"During the second quarter, the Bank accrued the first FDIC special assessment. This new fee, applied industry wide, resulted in an additional $362,000 in expense. It is likely that we will have another similar assessment in the third quarter and possibly have one in the fourth quarter. The addition of these fees will have a significant and negative impact on our earnings for the year.

"Our board and senior management are constantly seeking new ways to improve revenue and reduce expense. In an effort to improve efficiency and contain costs we have reduced the number of full time equivalent employees in the bank by 14, over 5% of our total staff. This was a difficult, but necessary, process and was accomplished through a combination of retirements, unfilled vacancies and a small number of layoffs. We estimate the annualized savings will be $700,000.

"Successful banks are dynamic and ever changing organizations. They must grow and evolve and adapt to changing circumstances or face severe consequences. Our Bank is strategically focused on building, maintaining, retaining, and improving customer relationships. In order to do so we must have our banking offices where our customers most need us and do it in a cost effective manner. Earlier this year we closed two branches in close proximity to each other. We consolidated their operations into a new, larger facility, with extended hours, at Piedmont Drive in Danville. In April, we relocated our Smith Mountain Lake office to a better facility in order to provide services not previously available to our customers in that market. We recently converted our Ridgeway office to a drive-through only from a full-service facility. During July, we will relocate our Martinsville office from a multi-building leased facility to a newly constructed, modern building. Our South Main office in Danville will be closed in October.

"We remain optimistic that the business cycle will improve and, when that occurs, we will be prepared to resume quality growth in earning assets and profitability."

Capital

American National's capital ratios are among the highest in its peer group. At June 30, 2009, average shareholders' equity was 12.66% of average assets.

Credit Quality Measurements

Nonperforming assets ($2.7 million of non-accrual loans and $4 million of foreclosed real estate) were below industry averages and represented 0.84% of total assets at June 30, 2009, compared to 0.91% at December 31, 2008. The allowance for loans losses was $7.9 million or 1.42% of loans at June 30, 2009 compared to 1.37% at December 31, 2008 and 1.39% at June 30, 2008.

Net Interest Income

Net interest income increased to $6.9 million in the second quarter of 2009 from $6.7 million in the second quarter of 2008, an increase of $179,000 or 2.7%. Net interest income has been adversely impacted by a long series of rate reductions enacted by the Federal Reserve. The Bank has mitigated the impact of the rate reductions by reducing the cost of its interest bearing liabilities. The Company's net interest margin has increased one basis point (0.01%) in the second quarter 2009 compared to the same quarter in 2008, though for the six month period the margin declined 14 basis points (0.08%).

Noninterest Income

Noninterest income totaled $2.3 million in the second quarter of 2009, compared with $1.8 million in the second quarter of 2008. Noninterest income was benefited by the increase in demand for secondary market mortgage loans, which more than offset the market-related decline in trust income and the decrease in service charge income.

Noninterest Expense

Noninterest expense totaled $6.3 million in the second quarter of 2009, compared to $5.6 million in the second quarter of 2008. The major factor impacting noninterest expense was deposit insurance expense. During the second quarter the Bank incurred a special assessment of $362,000 and premium increases of $180,000, due primarily to industry-wide conditions which resulted in increased FDIC costs for all member banks. Also, personnel expense for the second quarter 2009 included $100,000 in one-time costs associated with the staff reductions previously discussed.

Dividend Declaration

American National Bankshares Inc. announced today that its Board of Directors has declared a quarterly cash dividend of $0.23 per share, payable September 18, 2009, to shareholders of record September 4, 2009.

American National Bankshares Inc. considers the payment of appropriate dividends a vital part of its capital planning and management program. The Company adheres to a dividend policy based on a review of earnings, growth, capital and such other factors that the Board of Directors considers relevant to the dividend decision process.

Russell 2000

American National Bankshares Inc. was added to the Russell 3000 Index and the Russell 2000 Index on June 29, 2009 when Russell Investments reconstituted its comprehensive set of U. S. and Global equity indexes. The Russell indexes are widely used by investment managers as index funds and performance benchmarks for investment strategies. The indexes are reconstituted annually in late May and are comprised of the 3,000 largest U. S. stocks by market capitalization. The largest 1,000 companies comprise the Russell 1000 and the next 2,000 companies comprise the Russell 2000.

About American National

American National Bankshares Inc. is a bank holding company with assets of $811 million. Headquartered in Danville, Virginia, it is the holding company of American National Bank and Trust Company, a community bank serving Southern and Central Virginia and the northern portion of Central North Carolina with nineteen banking offices. The Bank also manages an additional $423 million of assets in its Trust and Investment Services Division. Additional information is available on the Bank's website at www.amnb.com. The shares of American National Bankshares Inc. are traded on the NASDAQ Global Select Market under the symbol "AMNB."

Forward-Looking Statements

This press release may contain "forward-looking statements," within the meaning of federal securities laws that involve significant risks and uncertainties. Statements herein are based on certain assumptions and analyses by the Company and are factors it believes are appropriate in the circumstances. Actual results could differ materially from those contained in or implied by such statements for a variety of reasons including, but not limited to: changes in interest rates; changes in accounting principles, policies, or guidelines; significant changes in the economic scenario; significant changes in regulatory requirements; and significant changes in securities markets. Consequently, all forward-looking statements made herein are qualified by these cautionary statements and the cautionary language in the Company's most recent Form 10-K report and other documents filed with the Securities and Exchange Commission. American National Bankshares Inc. does not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.